Exhibit 21.1

Subsidiaries of Apollo Medical Holdings, Inc.

(100% direct/indirect ownership unless indicated)

Name	Jurisdiction of Incorporation

Apollo Medical Management, Inc.	Delaware

Pulmonary Critical Care Management, Inc.	California

ApolloMed Accountable Care Organization, Inc.	California

Verdugo Medical Management, Inc.	California

Apollo Palliative Services, LLC	California

Apollo Care Connect, Inc.	Delaware

APA ACO, Inc.*	Delaware

* 50% ownership